UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-3: File Nos. 333-218503, 333-218504, 333-225158 and 333-225163 and on Form S-8: Files Nos. 333-203042 and 333-196622.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2018

BROOKFIELD PROPERTY PARTNERS, L.P.
By its general partner, Brookfield Property Partners Limited

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Amendment to the First Supplemental Indenture, dated as of November 26, 2018, between Brookfield Property Finance ULC, as issuer, and Computershare Trust Company of Canada, as trustee